

DIVISION OF
CORPORATION FINANCE

July 13, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (561) 208-0166

Stephen J. Ruzika
Chief Executive Officer and President
Devcon International Corp.
595 South Federal Highway
Suite 500
Boca Raton, Florida 33432

> **Re:** **Devcon International Corp.**
> **Proposed responses to selected comments on**
> **Schedule 14C issued on June 19, 2006**
> **Submitted June 29, 2006**
> **File No. 000-07152**

Dear Mr. Ruzika:

   We have reviewed your submission and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your proposed response to comment 3 of our letter dated June 19, 2006. Please revise your filing to provide a summary term sheet as required by Item 14(b)(1) of Schedule 14A. In addition, please confirm that you have disclosed all significant events having a material impact on Guardian between the date of its audited financial statements and the completion of the merger.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 55

2. Please note that we have reviewed your responses and intended additional disclosures, as appropriate, to comments 17, 19, and 20, and may have additional comments once you have amended your Information Statement to revise your pro

forma financial statements to address the comments in our letter dated June 19, 2006.

3. We note your response to comment 15 in our letter dated June 19, 2006. Rule 11-02(c)(1) of Regulation S-X states, "[a] pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 shall be filed unless the transaction is already reflected in such balance sheet." Your response appears to indicate that adjustments to the March 31, 2006 balance sheet to reflect the issuance of the Series A Convertible Preferred Stock in exchange of the Promissory Notes is necessary, as this transaction is not reflected in the March 31, 2006 balance sheet. As such, please remove the December 31, 2005 pro forma balance sheet, as this is not the most recent period for which you have filed a balance sheet. Please include a March 31, 2006 pro forma balance sheet to reflect the exchange of the Promissory Notes for the Series A Convertible Preferred Stock.

4. We note your response to comment 16 in our letter dated June 19, 2006. Rule 11-02(c)(2)(i) of Regulation S-X states, "Pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required." In other words, a pro forma statement of operations is required for the most recent interim period regardless of whether a pro forma balance sheet is necessary. It appears from your response to comment 15 in our letter dated June 19, 2006 that adjustments for the exchange of the Series A Convertible Preferred Stock for the Promissory Notes are necessary for the three months ended March 31, 2006. In addition, the pro forma statement of operations requires pro forma adjustments to reflect the effect of purchase accounting, as if it occurred on January 1, 2005, including any adjustments for the period from January 1, 2006 until the date the Guardian acquisition is included in the historical statement of operations. As such, please also include a pro forma statement of operations for the fiscal quarter ended March 31, 2006 as previously requested.

5. We note the additional information you intend to include in Note 3 to address the first and second bullets of comment 18 in our letter dated June 19, 2006. Specifically, we note that you did not include property, plant and equipment as an outstanding item to complete the purchase price allocation. However, it appears that the only adjustment you have made to property, plant and equipment is to remove the installed station equipment used at the customer's location. Please either disclose that you have not completed the valuation of Guardian's property, plant and equipment or disclose how you determined that Guardian's carrying value of its property, plant and equipment represents the fair value at the date of acquisition. If this is an outstanding item to finalize the purchase price allocation, please also state the potential impact on the pro forma financial statements.

6. We note the revised disclosure you intend to include in the pro forma financial statements regarding the decrease in property, plant and equipment by approximately $12 million. Please revise the disclosure you intend to include within Note 3 to the pro forma financial statements to clarify what the station equipment at customer location represents. Refer to the description of these costs provided by Guardian on page F-67 of Annex F.

7. We note the revised disclosures you intend to include in the pro forma financial statements. It is unclear to us how such revised disclosures clearly address the fifth bullet of comment 18 in our letter dated June 19, 2006. Please revise your disclosure to clearly provide an explanation of the factors that resulted in a purchase price in excess of the fair value of Guardian's net assets by $22.1 million (total goodwill of $32.7 million less goodwill related to deferred tax liability of $10.1 million).

8. We note your responses to comments 22 and 24 in our letter dated June 19, 2006. Specifically, we note that you intend to recognize in the fiscal year 2005 pro forma statement of operations the change in fair value of the Purchase Rights Derivative, interest expense, and debt discount for the Promissory Notes for five months. In addition, you intend to recognize in the fiscal year 2005 pro forma statement of operations the Series A Convertible Preferred Stock Compound Derivative, dividends, and Series A Convertible Preferred Stock accretion for seven months. However, Rule 11-02(b)(6) of Regulation S-X states that the pro forma adjustments for the pro forma statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Therefore, the exchange of the Promissory Notes for the Series A Convertible Preferred Stock should be reflected in the pro forma statements of operations as if the exchange occurred on January 1, 2005. Please revise your pro forma financial statements and corresponding notes accordingly. In addition, your introductory paragraph should clearly state for investors that the adjustments reflected in the pro forma statements of operations are computed as if the exchange of the Promissory Notes for the Series A Convertible Preferred Stock occurred on January 1, 2005 and the impact of such assumption to your pro forma financial statements.

9. Please revise Note 20 to disclose the term over which you are accreting the discount for the Series A Convertible Preferred Stock, including how you determined the term.

10. At the top of page 64 of the Information Statement, you state, "[i]n accordance with EITF-00-19, due to the existence of these conditions, the Preferred Stock are required to be accounted for as a derivative instrument liability." Please revise this statement to clarify that the embedded compound derivative is required to be classified as a liability and marked-to-market in accordance with SFAS 133.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jaret L. Davis, Esq. (*via facsimile* 305/579-0717)
        Greenberg Traurig, P.A.
        1221 Brickell Avenue
        Miami, Florida 33131